Exhibit 99.1

Ad-Hoc Release According to Sec. 15 WpHG

For Immediate Release

GPC Biotech Announces Corporate Restructuring and
Management Board Reduction

Martinsried/Munich (Germany) and Princeton, N.J., February 25, 2008 – GPC Biotech AG (WKN 585 150; Frankfurt Stock Exchange: GPC; NASDAQ: GPCB) today announced a corporate restructuring to sharpen the Company’s focus on oncology clinical development efforts and to further reduce costs to extend its cash reserves to cover approximately three years of operating expenses. The restructuring is mainly focused on the Company’s early-stage research activities in Munich and will result in a reduction in the total workforce of approximately 38% (or 38 employees). The remaining work force will be 14 in Munich and 49 in Princeton. With the anticipated savings from the restructuring announced today, GPC Biotech now expects the cash position at December 31, 2007 will be sufficient to fund operations for approximately three years.

In addition, the Company announced that, by mutual consent, Elmar Maier, Ph.D., Chief Operating Officer/Martinsried and Senior Vice President, Business Development, and Sebastian Meier-Ewert, Ph.D., Senior Vice President and Chief Scientific Officer, two co-founders of GPC Biotech, are retiring from their positions on the Management Board of the Company, effective immediately, to allow for an appropriate resizing of the Board, given the reduced size of the Company. However, both Dr. Maier and Dr. Meier-Ewert will remain dedicated to the Company as advisors. This includes their continued support of the Company’s internal pre-clinical and development programs, as well as licensing and mergers and acquisitions activities.

END OF AD-HOC RELEASE

ADDITIONAL INFORMATION:

  Internal oncology development efforts focused on satraplatin and cell cycle inhibitors
  Restructuring to reduce costs and extend cash reserves
  Management Board reduced to reflect smaller company size
  Year-end 2007 cash position of approximately € 65 million (~$ 95 million), higher than previous guidance

Bernd R. Seizinger, M.D., Ph.D., Chief Executive Officer, said: "We have implemented a comprehensive strategic plan which includes a sharper focus on what we believe are our most promising oncology development programs and a further reduction of the Company’s cost structure, so that we have approximately three years of operating cash on hand. This will give us additional flexibility, even under challenging market conditions. These goals for the long-term viability of GPC Biotech have sadly necessitated a staff reduction. I would like to express my sincere appreciation to our affected employees for their many contributions to the Company."

Dr. Seizinger continued: "I would also like to express my heartfelt gratitude to Dr. Maier and Dr. Meier-Ewert, who co-founded our Company over ten years ago, for their vision and tireless efforts in building GPC Biotech. I am very pleased they will continue to serve the Company in an advisory capacity that will include assisting us with our internal programs as well as potential licensing and M&A opportunities."

Oncology development pipeline - focus sharpened

The Company also provided an update on its oncology development pipeline, with its efforts being focused on satraplatin and the cell-cycle inhibitors program. Internal development of the 1D09C3 monoclonal antibody is being discontinued.

Moving satraplatin forward

As previously communicated, GPC Biotech has revised its development plan for satraplatin and decided to continue certain clinical trials, stop other studies and selectively initiate new trials. The Company continues to analyze overall survival data from the Phase 3 SPARC trial in second-line hormone-refractory prostate cancer. Pre-specified analyses show that subgroups of satraplatin-treated patients who received Taxotere® (docetaxel) as first-line chemotherapy or who had pain at baseline (Present Pain Intensity 2-5) had a trend toward better survival. The Company is also evaluating potential registrational paths for satraplatin, including beyond second-line hormone-refractory prostate cancer. A Marketing Authorization Application for satraplatin in Europe was submitted by partner Pharmion in 2007, and a decision on this application is expected in the second half of 2008.

1D09C3 monoclonal antibody internal development discontinued

The Company has decided to discontinue internal development of 1D09C3, a monoclonal antibody in Phase 1 clinical testing for relapsed/refractory B-cell lymphomas. Initial clinical testing with 1D09C3 has not raised any unexpected or unacceptable safety concerns and the maximum tolerated dose has not yet been reached. However, newly published data have raised general concerns about the family of IgG4 antibodies, to which 1D09C3 belongs. These data indicate that an IgG4 antibody may swap one half of its Y-shaped structure with the half of a different antibody, resulting in a new molecule whose properties are unknown. GPC Biotech has recently conducted testing and determined that 1D09C3 has this "swapping" characteristic. While these results are not definitive, GPC Biotech has decided to not put further internal resources into developing 1D09C3. However, the Company will seek a partner for the intellectual property relating to this program.

RGB-286638 broad-spectrum cell cycle kinase inhibitor expected to enter clinic within the next six months

The Company reported that RGB-286638, a broad-spectrum cell cycle kinase inhibitor, is expected to enter Phase 1 clinical testing within the next six months. In a range of pre-clinical models in both solid and liquid tumors, RGB-286638 resulted in tumor regression and increased survival. A starting dose and intravenous schedule for the compound for Phase 1 clinical testing has been determined, and clinical trials are being designed in both solid and hematological tumors.

A second drug candidate, RGB-344064, has been shown to selectively inhibit all key cyclin-dependent kinase inhibitors - proteins that control major parts of the cell cycle - but it exhibits comparatively little interference with other kinases. The pre-clinical testing required to move this compound into the clinic is currently underway.

Financial guidance updated

The Company today also provided an update on its year-end 2007 cash position. At the end of 2007, the Company had approximately € 65 million (~$95 million) in cash, cash equivalents and available-for-sale securities. This figure is higher than the previous guidance of approximately € 60 million. With the anticipated savings from the restructuring announced today, GPC Biotech now expects the cash position at December 31, 2007 will be sufficient to fund operations for approximately three years.

This release contains forward-looking statements, especially financial forecast, which express the current beliefs and expectations of the management of GPC Biotech. Such statements are based on current expectations and are subject to risks and uncertainties, many of which are beyond our control, that could cause future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Actual results could differ materially depending on a number of factors, and we caution investors not to place undue reliance on the forward-looking statements contained in this release We direct you to GPC Biotech’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 and other reports filed with the U.S. Securities and Exchange Commission for additional details on the important factors that may affect the future results, performance and achievements of GPC Biotech. Forward-looking statements speak only as of the date on which they are made and GPC Biotech undertakes no obligation to update these forward-looking statements, even if new information becomes available in the future.

For further information, please contact:

GPC Biotech AG
Martin Braendle
Director, Investor Relations & Corporate Communications
Phone: +49 (0)89 8565-2693
ir@gpc-biotech.com

In the U.S.: Laurie Doyle
Director, Investor Relations & Corporate Communications
Phone: 1-609-524-5884
usinvestors@gpc-biotech.com